DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR November 24, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                   FORM 27

                  MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    230-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    November 23, 2004

3.  Press Release
    -------------

    November 23, 2004

4.  Summary of Material Change
    --------------------------

November 23, 2004 (Vancouver) - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced that the Ontario Energy Board (OEB) has issued the West Lorne BioOil Cogeneration Limited Partnership, Electricity Generation and Electricity Retailer Licenses. The Limited Partnership is a subsidiary of Dynamotive. These licenses are the first ever issued to a BioOil fuelled combined heat and power facility. To the Company's knowledge, this is the world's first BioOil fuelled generation facility to be licensed; furthering DynaMotive's position as the world leader in the market.

The three-year renewable licenses will allow the partnership to generate and sell electricity in accordance with applicable regulations to customers who use more than 150MW hours annually in Ontario.

Erie Flooring has contracted to purchase 4500 MWh of electricity per year from the West Lorne Limited Partnership. Dynamotive has agreed terms with a further party for the balance of electricity to be generated by the plant. The plant at full capacity will generate approximately 20,000 MWh of electricity per annum. Based on contracts and terms agreed electricity generation revenues are projected to reach $C 1.0 million annually with other revenue derived from char and BioOil sales of $C 1.5 million

5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------
    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
   (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 23rd day of November, 2004


                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                             (signed)      "Richard Lin"
                                            -------------
                                            Richard Lin
                                            Chairman













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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO
BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION        News Release - Nov 23, 2004

   Generation and Retail Licences Mark Further Milestone in DynaMotive's
                 Commercial Path Project Update Follows

November 23, 2004 (Vancouver) - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced that the Ontario Energy Board (OEB) has issued the West Lorne BioOil Cogeneration Limited Partnership, Electricity Generation and Electricity Retailer Licenses. The Limited Partnership is a subsidiary of Dynamotive. These licenses are the first ever issued to a BioOil fuelled combined heat and power facility. To the Company's knowledge, this is the world's first BioOil fuelled generation facility to be licensed; furthering DynaMotive's position as the world leader in the market.

The three-year renewable licenses will allow the partnership to generate and sell electricity in accordance with applicable regulations to customers who use more than 150MW hours annually in Ontario.

Erie Flooring has contracted to purchase 4500 MWh of electricity per year from the West Lorne Limited Partnership. Dynamotive has agreed terms with a further party for the balance of electricity to be generated by the plant. The plant at full capacity will generate approximately 20,000 MWh of electricity per annum. Based on contracts and terms agreed electricity generation revenues are projected to reach $C 1.0 million annually with other revenue derived from char and BioOil sales of $C 1.5 million

West Lorne Project Update
-------------------------
The following are the major milestones that have been achieved since our previous release dated November 9th
   - The main reactor's circulatory system; representing the primary artery of the pyrolysis process is completed and has been successfully pressure tested. The commissioning of this system including the reactor is ready to begin.

   - Plant building roof installed and siding installation in progress

   - Power Island: All intakes, ducting and acoustic ventilation to turbine installed, diesel and biooil pumping sets complete

   - Transmission: 27.6 kV and 11 kV high voltage power stations erected and the 600-volt feeders connected.

As major components of the West Lorne plant are completed; the commissioning of individual systems will commence. Upon completion Dynamotive's West Lorne Cogeneration Plant will be the largest in the world using a BioOil fuelled process.

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.
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For more information on DynaMotive, please call:

Corporate Communications:
Tel: (604) 267-6000           Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: investor@DynaMotive.com                 Website: www.DynaMotive.com

Forward Looking Statement
-------------------------
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission